UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: October 10, 2011

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM LTD. APPOINTS GROUP CHIEF COMMERCIAL OFFICER

Amsterdam (October 10, 2011) – VimpelCom Ltd. (NYSE: VIP) is pleased to announce that Mikhail Gerchuk joined VimpelCom Ltd. as Group Chief Commercial Officer and member of the Management Board of the Company. Mikhail joins VimpelCom after serving for several years as Vice President and Chief Commercial Officer in Mobile TeleSystems (MTS), one of the leading telecommunications operators in Russia, Eastern Europe and Central Asia, as well as member of the Boards of Comstar, MGTS, MTS Ukraine and several other MTS subsidiaries. He will report directly to VimpelCom’s President and Group Chief Operating Officer Khaled Bichara and will formally start on October 11, 2011.

As the Group Chief Commercial Officer and member of the Management Board, Mikhail Gerchuk will lead and develop the Company’s global commercial function and will harmonize and implement best commercial approaches across all Business Units.

Khaled Bichara, the Company’s President and Group Chief Operating Officer, said: “We are glad to announce the appointment of Mikhail Gerchuk, who has a great experience and background in international telecom markets and a strong expertise in marketing, sales and brand development. I am confident that VimpelCom will benefit from Mikhail joining our team of best-in-class managers to lead our enlarged business for further successful growth”.

Biography

Previously Mikhail served as Vice President and Chief Commercial Officer (CCO) of MTS since December 2008. Mr. Gerchuk joined MTS in August 2007 as the Group Marketing Director. In MTS he also served on the Boards of Comstar, MGTS, MTS Ukraine and several other large companies, MTS subsidiaries. Prior to joining MTS, Mr. Gerchuk was Chief Commercial Officer at Vodafone Malta from 2006 to 2007, where he accomplished revenue growth and increased market share for the business. He held senior marketing positions at Vodafone Group, UK between 2002 and 2006, including Head of Voice Propositions between 2004 and 2006 and Senior Global Marketing Manager between 2002 and 2004. Mr. Gerchuk also worked as an Associate at Booz Allen Hamilton in London from 1999 to 2002 and, before that, as Category Marketing Manager at PepsiCo and Brand Manager at Mars, Inc. Mr. Gerchuk holds an MBA from INSEAD and an M.A. in Economic Geography and English from the Moscow State University. Mikhail was included in the “Top 40 under 40 in Telecoms” by the Global Telecoms Business magazine in 2010 and 2011.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2011 VimpelCom had 193 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Questions regarding Investor Relations:

VimpelCom Ltd

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 (0)20 79 77 200 (Amsterdam)

Questions regarding Media and Public Relations:

VimpelCom Ltd.

Elena Prokhorova

pr@vimpelcom.com

+7(495) 725-0708 (Moscow)